SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

October 15, 2021

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the company S&P Global Ratings has changed the outlook of Credicorp Ltd. from stable to negative reflecting the action on the sovereign risk of Peru. The credit rating of BBB has been confirmed.

The information in this Form 6-K regarding the rating of S&P Global Ratings has been disclosed in Peru in conformity with Peruvian law (Article 28 of the Capital Markets Law, approved by Supreme Decree 093-2002-EF, and by the Regulation of the Disclosure of Material Facts and Reserved Information approved by Resolution 005-2014-SMV/01 of the Peruvian Capital Markets Superintendency). The ratings of S&P Global Ratings do not necessarily represent the opinion of Credicorp Ltd. nor should they be seen as a recommendation to buy shares or any other securities of Credicorp Ltd. Credicorp Ltd. accepts no liability for the completeness, timeliness, accuracy or selection of such information.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

S&P Global
Ratings

RatingsDirect®

Outlooks On Six Peruvian Financial Institutions Revised To Negative On Same Action On The Sovereign

October 15, 2021

PRIMARY CREDIT ANALYST

Cynthia Cohen Freue
Buenos Aires
+ 54 11 4891 2161
cynthia.cohenfreue@spglobal.com

SECONDARY CONTACTS

Sergio A Garibian
Sao Paulo
+ 55 11 3039 9749
sergio.garibian@spglobal.com

Ivana L Recalde
Buenos Aires
+ 54 11 4891 2127
ivana.recalde@spglobal.com

Camilo Andres Perez
Mexico City
+ 52 55 5081 4446
camilo.perez@spglobal.com

Sofia Ballester
Buenos Aires
+ 54 11 4891 2136
sofia.ballester@spglobal.com

SAO PAULO (S&P Global Ratings) Oct. 15, 2021--S&P Global Ratings today revised to negative from stable our outlooks on five Peruvian banks and one holding company with most of its assets in Peru. At the same time, we affirmed our ratings on these entities, which are the following:

- Credicorp Ltd.
- Scotiabank Peru S.A.A.
- Banco BBVA Peru
- Banco Internacional del Peru S.A.A - Interbank
- Corporacion Financiera de Desarrollo S.A. (COFIDE)
- Fondo Mivivienda S.A. (FMV)

The outlook revisions on the financial institutions follow our Oct. 14, 2021, revision of the outlook on Peru (foreign currency: BBB+/Negative/A-2; local currency: A-/Negative/A-2) to negative from stable. The revision reflects that there's at least a one-in-three chance of a downgrade over the next six to 24 months if political challenges--amid tensions between Peru's executive and the Congress--contribute to poor economic performance that worsens the sovereign's financial profile. Political fragmentation after recent elections has raised the risk of policy uncertainty and weighed on investor confidence.

We could lower the ratings on Peru over the next two years if prolonged political or policy uncertainty, or potential adverse external developments, erodes investor confidence and limits medium-term GDP growth prospects. That, in turn, could worsen the sovereign's fiscal and debt metrics, resulting in a downgrade. We could revise the outlook to stable over the next two years if stable and predictable policymaking and effective economic management sustain investor confidence and Peru's medium-term growth prospects, helping to stabilize the erosion in public finances and the sovereign's debt burden.

Our ratings on Peru limit those on Peru-based or exposed financial institutions because we don't consider that the entities could withstand a sovereign default scenario, given their large exposure to the country in the form of loans and securities. In addition, the potential deterioration in the sovereign's credit fundamentals would somewhat reduce its capacity to provide extraordinary government support to the financial system and government-related financial entities if needed. Given these factors, we revised the outlooks on five financial entities in Peru and a holding

www.spglobal.com/ratingsdirect October 15, 2021 1

Outlooks On Six Peruvian Financial Institutions Revised To Negative On Same Action On The Sovereign company that holds most of its relevant assets and dividend contributions in that country. Our outlooks and ratings on Banco de Credito del Peru, MiBanco, Banco de La Microempresa S.A., and Intercorp Financial Services Inc. aren't affected because they already had negative outlooks that reflected the negative trend on our Banking Industry Country Risk Assessment (BICRA) on Peru. Banking Industry Country Risk Assessment (BICRA) of Peru Peru's economic risk reflects its low per capita GDP (about $6,000) and relatively high exposure to cyclical sectors such as small and midsize enterprises (SMEs) and microlending. We forecast GDP to grow 12% in 2021, mostly explained by a very large rebound from the 11% GDP decline in 2020. Due to political instability, investors will likely remain more cautious, which will contribute to slower GDP growth in 2022 of 3.0%. We expect credit to expand at low single digits in the next two years and asset quality to weaken in 2021 due to the large informal economy and low income levels when loan moratoriums and support packages are lifted, and then asset quality to start recovering in 2022. Peru's economic risk trend is negative. Despite the government's substantial stimulus package, Peru's economy was one of the hardest hit in the region by COVID-19. We believe the risk of mounting credit losses in Peru could dent banks' profitability and capitalization. We expect credit losses to moderate in 2021 because banks generated most loan loss provisions in 2020. However, nonperforming assets (NPAs) to total loans will continue increasing this year as loans moratoriums and support packages are lifted. The industry risk for banks operating in Peru benefits from a solid regulatory framework, with ample supervisory coverage and periodic risk-based supervision under a highly professional regulator. Both the central bank and Superintendencia de Banca y Seguros (SBS)--which regulates banks and insurance companies--are very active. Moreover, Peru has implemented Basel III standards tailored for the domestic financial system. Peruvian banks have enjoyed strong profitability, although this has weakened during the pandemic, but we expect gradual recovery. We also think the country's financial system has healthy capital metrics and a diversified funding mix with a significant share of deposits from loyal customers, as well as strong government support to provide liquidity if needed. We don't expect the recent law on interest rate caps to significantly affect banks' profitability, but additional measures like this could weaken the system's competitive dynamics. Outlook COFIDE The negative outlook on COFIDE in the next 24 months mirrors the outlook on Peru. In addition, we could lower the ratings if asset quality metrics worsen beyond our expectations amid credit exposure concentrated by customer and sector. We could also downgrade the bank if its risk-adjusted capital (RAC) ratio drops consistently below 5% due to higher-than-expected provision requirements or credit risk growth. Upside scenario. We could revise the outlook on the bank to stable if we were to revise the outlook on the sovereign ratings to stable, while all other fundamentals remain unchanged. www.spglobal.com/ratingsdirect October 15, 2021 2

Outlooks On Six Peruvian Financial Institutions Revised To Negative On Same Action On The Sovereign Fondo Mivivienda The negative outlook on FMV reflects that on Peru, given our view that FMV will continue to play an important public policy role in improving Peru's housing deficit. Thus, the ratings on FMV will likely move in tandem with those on the sovereign. We could lower the ratings in the next 24 months following a downgrade of the sovereign, or if we lower FMV's intrinsic credit quality (stand-alone credit profile; SACP) by two notches to 'bb+'. However, a significant downward revision of its credit profile is unlikely to occur at this point. Upside scenario. We could revise the outlook on the bank to stable in the next 24 months if we did the same on Peru, while all other fundamentals remain unchanged. Interbank The negative outlook on Interbank in the next 24 months mirrors the outlook on the sovereign. In addition, a downgrade is possible if the bank's asset quality materially weakens above the industry average given its high exposure to the retail segment. Upside scenario. We could revise the outlook on the bank to stable if we were to revise the outlook on the sovereign ratings to stable, while all other fundamentals remain unchanged. Scotiabank Peru The negative outlook on Scotiabank Peru reflects the outlook on Peru, and our expectation that the ratings on the bank will move in tandem with those on the sovereign in the next 12 to 24 months because of its high exposure to the domestic market. We consider Scotiabank Peru a strategically important subsidiary to its parent Bank of Nova Scotia (BNS; A+/Stable/A-1), but we don't expect the entity would receive extraordinary support from its parent in case of sovereign distress. In our view, Scotiabank Peru's importance to its parent confers a buffer against multiple impacts on the bank's SACP, if for example the risk profile doesn't improve as when expect, and/or if its RAC ratio significantly deteriorates amid higher risk in the banking system. Upside scenario. We could revise the outlook on the bank to stable if we were to revise the outlook on the sovereign ratings back to stable. Banco BBVA Peru The negative outlook on Banco BBVA Peru reflects the outlook on Peru, and our expectation that the ratings on the bank will move in tandem with those on the sovereign in the next 12 to 24 months because of its high exposure to the domestic market. We consider the bank to be a strategically important subsidiary to its parent Banco Bilbao Vizcaya Argentaria S.A. (A-/Stable/A-2), but we don't expect the entity would receive extraordinary support from its parent in case of sovereign distress. Upside scenario. We could revise the outlook on the bank to stable if we were to revise the outlook on the sovereign ratings back to stable. www.spglobal.com/ratingsdirect October 15, 2021 3

Outlooks On Six Peruvian Financial Institutions Revised To Negative On Same Action On The Sovereign

Credicorp

The negative outlook on Bermuda-based financial holding company Credicorp reflects the potential effects that a deterioration in the credit fundamentals of Peru and the country's financial system could have on the company's asset portfolio, fundamentals, and dividend stream. Despite some regional diversification, a substantial portion of the dividends received by Credicorp stem from its Peruvian operations in different financial business segments. However, we think this is tempered by Credicorp's substantial liquid assets position at the holding that ensures debt service coverage, even in a scenario of low dividend revenues.

Upside scenario. We could revise the outlook on Credicorp to stable if we were to revise the outlook on Peru back to stable, and if all credit fundamentals remain unchanged.

Related Criteria

- General Criteria: Group Rating Methodology, July 1, 2019
- General Criteria: Hybrid Capital: Methodology And Assumptions, July 1, 2019
- Criteria | Financial Institutions | General: Risk-Adjusted Capital Framework Methodology, July 20, 2017
- General Criteria: Methodology For Linking Long-Term And Short-Term Ratings, April 7, 2017
- General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015
- Criteria | Financial Institutions | Banks: Quantitative Metrics For Rating Banks Globally: Methodology And Assumptions, July 17, 2013
- Criteria | Financial Institutions | Banks: Banking Industry Country Risk Assessment Methodology And Assumptions, Nov. 9, 2011
- Criteria | Financial Institutions | Banks: Banks: Rating Methodology And Assumptions, Nov. 9, 2011
- General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

Related Research

- Peru Outlook Revised To Negative On Increased Risks To Debt Dynamics; 'BBB+/A-2' Foreign Currency Ratings Affirmed, Oct 14, 2021
- Banking Industry Country Risk Assessment: Peru, Aug. 9, 2021
- Outlooks On Four Peruvian Banks Revised To Negative From Stable On Deepening Economic Risks, July 16, 2020

Ratings List

www.spglobal.com/ratingsdirect October 15, 2021 4

Outlooks On Six Peruvian Financial Institutions Revised To Negative On Same Action On The Sovereign

Ratings Affirmed; Outlook Action

	To	From
Banco BBVA Peru		
Issuer credit rating	BBB+/Negative/A-2	BBB+/Stable/A-2
Credicorp Ltd.		
Issuer credit rating	BBB/Negative/--	BBB/Stable/--
Scotiabank Peru S.A.A.		
Issuer credit rating	BBB+/Negative/A-2	BBB+/Stable/A-2
Banco Internacional del Peru S.A.A - Interbank		
Issuer credit rating	BBB/Negative/--	BBB/Stable/--
Corporacion Financiera de Desarrollo S.A.		
Issuer credit rating	BBB/Negative/A-2	BBB/Stable/A-2
Fondo Mivivienda S.A.		
Issuer credit rating	BBB+/Negative/--	BBB+/Stable/--

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings' public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

www.spglobal.com/ratingsdirect October 15, 2021 5

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2021

CREDICORP LTD.
(Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative